UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

3Q08
CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2008
November 6, 2008. Medellín, Colombia — Today, BANCOLOMBIA S.A. (“BANCOLOMBIA” or the “Bank”) (NYSE: CIB) announced its financial results for the third quarter of fiscal year 2008, ended September 30, 2008.1

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(Ps. million)	3Q07	2Q08	3Q08	3Q08 / 2Q08	3Q08 / 3Q07
ASSETS
Loans and financial leases, net	34,188,333	37,710,491	40,474,342	7.33%	18.39%
Investment securities, net	5,331,636	6,168,070	6,947,159	12.63%	30.30%
Other assets	9,163,991	10,432,007	10,539,537	1.03%	15.01%

Total assets	48,683,960	54,310,568	57,961,038	6.72%	19.06%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	30,641,803	34,538,354	37,096,051	7.41%	21.06%
Non-interest bearing	4,647,520	4,764,975	4,582,805	-3.82%	-1.39%
Interest bearing	25,994,283	29,773,379	32,513,246	9.20%	25.08%
Other liabilities	13,274,738	14,480,464	15,099,981	4.28%	13.75%
Total liabilities	43,916,541	49,018,818	52,196,032	6.48%	18.85%
Shareholders’ equity	4,767,419	5,291,750	5,765,006	8.94%	20.93%

Total liabilities and shareholders’ equity	48,683,960	54,310,568	57,961,038	6.72%	19.06%

Interest income	1,242,684	1,494,665	1,614,618	8.03%	29.93%
Interest expense	526,607	636,839	693,547	8.90%	31.70%
Net interest income	716,077	857,826	921,071	7.37%	28.63%
Net provisions	(192,709)	(241,685)	(243,584)	0.79%	26.40%
Fees and income from service, net	280,966	298,984	346,717	15.97%	23.40%
Other operating income	106,806	195,761	130,622	-33.27%	22.30%
Total operating expense	(531,375)	(609,566)	(637,920)	4.65%	20.05%
Goodwill amortization	(19,399)	(10,497)	(11,287)	7.53%	-41.82%
Non-operating income, net	5,374	29,883	(14,229)	-147.62%	-364.77%
Income tax expense	(49,007)	(145,359)	(124,423)	-14.40%	153.89%

Net income	316,733	375,347	366,967	-2.23%	15.86%

[1]
This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendency of Finance in Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. There have been no changes to the Bank’s principal accounting policies in the quarter ended September 30, 2008. The statements of income for the quarter ended September 30, 2008 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments.
Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.
Representative Market Rate: October 1 2008 Ps. 2,184.76 = US$ 1 Average Representative Market Rate September 2008 Ps. 1,859.46 = US$ 1

3Q08
1.	SUMMARY:
BANCOLOMBIA announces that during the quarter ended September 30, 2008 (“3Q08”), it recorded net income of Ps. 367.0 billion, which represents an increase of 15.9% as compared to the Ps. 316.7 billion for the quarter ended September 30, 2007 (“3Q07”). Net income for the first nine months of 2008 totaled Ps. 996.2 billion, representing an increase of 30.3% as compared to the same period of 2007.
As of September 30, 2008, BANCOLOMBIA’s gross loans totaled Ps. 42,289 billion, increasing 19.3% as compared to 3Q07 and 7.5% as compared to the quarter ended June 30, 2008 (“2Q08”). As in previous quarters, loan growth has slowed due in part to a lower level of economic growth and higher interest rates in Colombia.
BANCOLOMBIA’s ratio of past due loans (i.e. loans overdue for more than 30 days) to total loans as of September 30, 2008 remained stable at 3.5%. Charge-offs for 3Q08 totaled Ps. 132.4 billion and the coverage ratio, measured as the ratio of allowances for loan losses (including allowances for accrued interest losses) to past due loans, increased to 124.1% from 120.1% in 2Q08.
As of September 30, 2008, BANCOLOMBIA’s total deposits totaled Ps. 37,096 billion, increasing 21.1% as compared to 3Q07 and 7.4% as compared to 2Q08.
BANCOLOMBIA’s efficiency ratio, measured as the ratio between operating expenses and net operating income, reached 46.4% for 3Q08 compared to 50.3% in 3Q07.
BANCOLOMBIA’s annualized average return on equity for 3Q08 was 26.7%. The Bank’s earnings per share for 3Q08 were Ps. 466 or US$0.85 per ADR.
BANCOLOMBIA’s results in 3Q08 were mainly driven by the following factors (and are compared to the results for the same period in 2007):
•	Net interest income that totaled Ps. 921.1 billion in 3Q08, resulting in an increase of 28.6%.

•	Net fees and income from services that amounted to Ps. 346.7 billion in 3Q08, representing an increase of 23.4%.

•	Total other operating income that amounted to Ps. 130.6 billion in 3Q08, representing an increase of 22.3%.

•	Total net provisions that amounted to Ps. 243.6 billion for 3Q08, representing an increase of 26.4%.

•	Income tax expense totaling Ps 124.4 billion in 3Q08, representing an increase of 153.9%.

3Q08

	Quarter			As of
KEY FINANCIAL HIGHLIGHTS	3Q07	2Q08	3Q08	Sep-07	Sep-08
Net Income (Ps millions)	316,733	375,347	366,967	764,427	996,190
Basic and Diluted net income per ADS US$	0.80	0.99	0.85	1.92	2.32
Basic and Diluted net income per share COP (7)	402.03	476.43	465.80	970.30	1,264.48
Return on average total assets (1)	2.70%	2.86%	2.66%	2.24%	2.49%
Return on average shareholders’ equity (2)	28.81%	29.48%	26.66%	24.35%	25.14%
P/BV ADS (3)	2.90	2.24	2.12
P/BV Local (4) (5)	2.71	2.12	2.14
P/E (6)	10.45	7.62	8.38
ADR price	34.65	31.30	28.45
Common share price (7)	16,400	14,220	15,640
Weighted average of Preferred and Common Shares outstanding	787,827,003	787,827,003	787,827,003

(1)	Defined as annualized quarterly net income divided by monthly average assets.

(2)	Defined as annualized quarterly net income divided by monthly average equity.

(3)	Defined as ADS price divided by ADS book value.

(4)	Defined as share price divided by share book value.

(5)	Share prices on the Colombian Stock Exchange.

(6)	Defined as market capitalization divided by annualized quarter results.

(7)	Prices by the end of the respective quarter.
2.	CONSOLIDATED BALANCE SHEET
2.1.	Assets
BANCOLOMBIA’s assets totaled Ps. 57,961 billion as of September 30, 2008, representing an increase of 6.7% compared to Ps. 54,311 billion as of June 30, 2008 and an increase of 19.1% compared to Ps. 48,684 billion as of September 30, 2007.
2.1.1. Loan Portfolio
BANCOLOMBIA’s gross loan portfolio reached Ps 42,289 billion by the end of 3Q08, increasing 19.3% as compared to 3Q07. As in previous quarters, loan growth slowed, due in part to lower economic growth and higher interest rates in Colombia. COP denominated loans, which represent 70.8% of the loan portfolio, increased 4.3% over the quarter and 16.3% as compared to 3Q07 while U.S. dollar denominated loans increased 2.4% over the quarter and 18.0% over the year, when measured in US dollars. Accordingly, loan growth figures, measured in Colombian Peso “COP”, were impacted positively by the 13.6% COP depreciation occurred in 3Q08, as it increases the US dollar denominated loans conversion (The Bank maintains accounting records in Colombian pesos).
The composition of the loan portfolio did not change significantly during the quarter. The loan portfolio mix at the end of 3Q08, in terms of the gross loans as compared to total loans, was as follows:
•	Corporate loans represented 47.9%.

•	Retail and SME’s segment comprised 31.6%.

•	Financial leases represented 12.5%.

•	Mortgage loans represented 8.0%.

3Q08
Corporate loans amounted to Ps. 20,268 billion as of September 30, 2008, increasing 10.2% as compared to 2Q08 and 13.4% as compared to 3Q07, where trade finance loans were the most dynamic category over the quarter.
Retail and small and medium-sized enterprise (“SME”) loans amounted to Ps. 13,358 billion as of September 30, 2008. This represents an increase of 5.3% as compared to 2Q08 and 30.7% as compared to 3Q07.
Financial leases amounted to Ps. 5,289 billion, increasing 3.8% as compared to 2Q08 and 22.1% as compared to 3Q07.
Mortgage loans amounted to Ps. 3,373 billion in 3Q08, increasing 7.1% as compared to 2Q07 and 11.8% as compared to 3Q08. During 3Q08 BANCOLOMBIA securitized mortgage loans amounting to Ps. 191.1 billion. If the outstanding securitized loans are added to the outstanding loans in the Bank’s balance sheet, this segment would have recorded an increase of 23.2% compared to 3Q07 and 7.0% as compared to 2Q08.
Net loans and financial leases represented 69.8% of the total assets as of September 30, 2008, amounting to Ps. 40,474 billion.

LOAN PORTFOLIO	As of			Growth
(Ps. million)	30-Sep-07	30-Jun-08	30-Sep-08	Sep-08 / Jun-08	Sep-08 / Sep-07
CORPORATE
Working capital loans	15,719,266	16,147,393	17,339,568	7.38%	10.31%
Loans funded by domestic development banks	852,098	983,613	950,134	-3.40%	11.51%
Trade Financing	1,002,428	993,021	1,817,194	83.00%	81.28%
Overdrafts	140,692	227,848	111,717	-50.97%	-20.59%
Credit Cards	156,576	43,414	49,510	14.04%	-68.38%

TOTAL CORPORATE	17,871,060	18,395,289	20,268,123	10.18%	13.41%

RETAIL AND SMEs
Working capital loans	2,874,562	3,913,770	4,096,301	4.66%	42.50%
Personal loans	3,554,436	3,982,508	4,242,273	6.52%	19.35%
Loans funded by domestic development banks	553,915	807,006	861,001	6.69%	55.44%
Credit Cards	1,701,169	2,220,956	2,376,832	7.02%	39.72%
Overdrafts	234,653	306,272	313,605	2.39%	33.65%
Automobile loans	1,214,440	1,358,355	1,340,500	-1.31%	10.38%
Trade Financing	90,820	96,566	127,259	31.78%	40.12%

TOTAL RETAIL AND SMEs	10,223,995	12,685,433	13,357,771	5.30%	30.65%

MORTGAGE	3,017,151	3,149,911	3,373,317	7.09%	11.80%

FINANCIAL LEASES	4,332,769	5,096,379	5,289,495	3.79%	22.08%

Total loans and financial leases	35,444,975	39,327,012	42,288,706	7.53%	19.31%
Allowance for loan losses and financial leases	(1,256,642)	(1,616,521)	(1,814,364)	12.24%	44.38%

Total loans and financial leases, net	34,188,333	37,710,491	40,474,342	7.33%	18.39%

3Q08
2.1.2.	Investment Portfolio
As of September 30, 2008, BANCOLOMBIA’s net investment securities amounted to Ps. 6,947 billion and represented an increase of 12.6% when compared to the figures as of June 30, 2008, and an increase of 30.3% when compared to the figures as of September 30, 2007.
As of September 30, 2008, investments in debt securities amounted to Ps. 6,705 billion, increasing 11.5% as compared to Ps. 6,014 billion as of June 30, 2008, and 29.6% as compared to the Ps. 5,174 billion as of September 30, 2007. This increase is due in part to the increase experienced by U.S. dollar denominated debt securities portfolio which increased 7.9% over the quarter (not taking into account the 13.6% COP depreciation against the U.S. dollar in 3Q08.)
As of September 30, 2008, the debt securities portfolio represented 11.6% of total assets, slightly increasing its relative size from 11.1% of total assets in the previous quarter, and comprised 96.5% of BANCOLOMBIA’s net investment securities.
2.1.3.	Asset Quality
Asset quality indicators remained stable during 3Q08. The ratio of past due loans (i.e. loans overdue for more than 30 days) to total loans was 3.5% at the end of 3Q08, Coverage measured by the ratio of allowances to past due loans increased to 124.1% at the end of 3Q08 from 120.1% in 2Q08. The ratio of allowances to loans classified as C, D and E (i.e. loans of an inferior quality as measured by their number of days past due) at the end of 3Q08 decreased to 120.9% from 125.9% in 2Q08.
Some asset deterioration occurred during the quarter as past due loans increased 8.8% as compared to the figures presented for the end of 2Q08. Nevertheless, allowances for loan losses increased 12.4% over the period, reaching Ps 1,857 billion and representing 4.4% of gross loans and financial leases. Non-performing loans represented 2.1% of gross loans and financial leases.
Under Colombian bank regulations, a loan is past due when it is at least 31 days past its due date. When a loan is over due more than 30 days, its total outstanding balance is considered in the calculation of the past due loans. The following table presents past due loans per loan category:

		Past due loans / Gross loans as of
LOAN CLASSIFICATION	% of loan portfolio	30-Jun-08	30-Sep-08
Commercial loans	61.7%	2.1%	2.3%
Consumer loans	17.4%	6.2%	5.8%
Small business loans	0.3%	10.2%	9.9%
Mortgage loans	8.0%	7.5%	8.5%
Finance lease	12.5%	3.7%	3.1%

TOTAL LOAN PORTFOLIO	100%	3.5%	3.5%

LOANS AND FINANCIAL LEASES CLASSIFICATION
(Ps. million)	As of 30-Sep-07		As of 30-Jun-08		As of 30-Sep-08
“A” Normal	33,732,877	95.1%	36,597,476	93.1%	39,112,111	92.5%
“B” Subnormal	776,157	2.2%	1,417,227	3.6%	1,641,326	3.9%
“C” Deficient	248,459	0.7%	374,663	1.0%	507,581	1.2%
“D” Doubtful recovery	456,216	1.3%	621,091	1.5%	738,867	1.7%
“E” Unrecoverable	231,266	0.7%	316,555	0.8%	288,821	0.7%

Total	35,444,975	100%	39,327,012	100%	42,288,706	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	2.6%		3.3%		3.6%

3Q08

ASSET QUALITY	As of			Growth
(Ps. million)	Sep-07	Jun-08	Sep-08	3Q08 / 2Q08	3Q08 / 3Q07
Total performing past due loans (1)	435,868	589,206	615,605	4.48%	41.24%
Total non-performing past due loans	544,985	786,658	880,600	11.94%	61.58%
Total past due loans	980,853	1,375,864	1,496,205	8.75%	52.54%
Allowance for loans and accrued interest losses	1,286,330	1,652,491	1,856,606	12.35%	44.33%
Past due loans to total loans	2.77%	3.50%	3.54%
Non-performing loans as a percentage of total loans	1.54%	2.00%	2.08%
“C”, “D” and “E” loans as a percentage of total loans	2.64%	3.34%	3.63%
Allowances to past due loans (2)	131.14%	120.11%	124.09%
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans (2)	137.44%	125.92%	120.93%
Allowance for loan and accrued interest losses as a percentage of non-performing loans (2)	236.03%	210.06%	210.83%
Allowance for loan and accrued interest losses as a percentage of total loans	3.63%	4.20%	4.39%
Percentage of performing loans to total loans	98.46%	98.00%	97.92%

(1)
“Performing” past due loans are loans upon which the Bank continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)	Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.
2.2.	Liabilities
As of September 30, 2008, BANCOLOMBIA’s liabilities reached Ps. 52,196 billion, increasing 6.5% as compared to 2Q08 and 18.9% as compared to 3Q07. COP denominated liabilities, which represent 69.0% of total liabilities, increased 4.1% over the quarter and 16.9% as compared to 3Q07 while U.S. dollar denominated increased 14.3% over the year (not taking into account the variation experienced by COP against the U.S. dollar).
During 3Q08 BANCOLOMBIA’s deposits reached Ps. 37,096 billion, increasing 7.4% as compared to 2Q08 and 21.1% as compared to 3Q07. COP denominated deposits, 71.8% of total deposits, increased 6.2% and 23.7% as compared to 2Q08 and 3Q07 respectively while U.S. dollar denominated deposits measured in U.S. dollars increased 6.4% as compared to 3Q07.
Deposit composition continued its trend in favor of interest bearing deposits in Colombia, a consequence of the higher interest rate scenario. Non-interest bearing deposits reached 12.4% of total deposits from 15.2% in 3Q07, while interest bearing deposits increased their share of deposits to 87.6%, coming from 84.8% in 3Q07.
By the end of 3Q08, bonds totaled Ps 3,801 billion of which Ps 2,098 billion are COP denominated. During 3Q08, BANCOLOMBIA and some of its subsidiaries successfully completed the issuance and offering of ordinary notes increasing its COP denominated outstanding bonds by 59.9% as compared to 2Q08.The outstanding amount of U.S. dollar denominated bonds totaled US$ 780 million as of September 30, 2008, which represents an increase of 3.0% over the previous quarter and 11.5% over the previous year.
At a meeting held October 24, 2008, the central bank of Colombia (the “Central Bank”) reduced the existing ordinary reserve requirement to 11% from 11.5% for demand deposits and to 4.5% from 6% for time deposits under 540 days. The Central Bank estimates that this measure will provide liquidity of approximately COP $1 trillion to the Colombian economy. This is one of several measures implemented by the Central Bank to provide adequate liquidity in Colombia for year end.

3Q08

	Sep-07	Participation	Jun-08	Participation	Sep-08	Participation
Checking Accounts	5,472,186	17.9%	5,892,512	17.1%	6,031,361	16.3%
Time Deposits	12,952,902	42.3%	16,097,667	46.6%	17,431,652	47.0%
Savings deposits	11,737,909	38.3%	12,150,236	35.2%	13,260,107	35.7%
Other	478,806	1.6%	397,939	1.2%	372,931	1.0%

Total Deposits	30,641,803	100%	34,538,354	100%	37,096,051	100%

2.3.	Shareholders’ Equity
BANCOLOMBIA’s shareholders’ equity amounted to Ps. 5,765 billion at the end of 3Q08, which represents an increase of 8.9% as compared to 2Q08, mostly due to the Bank’s operating results in 3Q08. As compared to 3Q07, this represents an increase of 20.9%.
At the end of 3Q08, the Bank’s consolidated ratio of technical capital to risk-weighted assets was 11.37%, which is 237 basis points above the minimum established by Colombian regulators.
Unrealized losses on debt securities amounted to Ps. 57.8 billion as of September 30, 2008, decreasing slightly from Ps. 63.7 billion presented by the end of 2Q08.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (Ps. million)	Sep-07	Jun-08	Sep-08
Basic capital (Tier I)	4,526,042	4,569,691	4,805,333
Additional capital (Tier II)	1,124,654	1,122,139	1,198,724
Technical capital (1)	5,650,696	5,691,830	6,004,058
Risk weighted assets included market risk	42,549,517	48,139,875	52,784,581

CAPITAL ADEQUACY (2)	13.28%	11.82%	11.37%

(1)	Technical capital is the sum of basic capital and additional capital.

(2)	Capital Adequacy is technical capital divided by risk weighted assets.
3.	INCOME STATEMENT
BANCOLOMBIA’s net income amounted to Ps. 367.0 billion for 3Q08, increasing 15.9% as compared to the figures for 3Q07, driven by growth in the net interest income, fees and other operating income, and partially off-set by higher provisions and higher operating expenses. On a quarterly basis, net income for 3Q08 decreased 2.2% as compared to the Ps. 375.3 billion for 2Q08, as the second quarter numbers included non-recurring net income of Ps 40.7 billion related to the sale of the Bank’s interest in Multienlace S.A. and compensation for membership rights received as a consequence of the VISA Inc. initial public offering occurred in 2008.
Net income totaled Ps. 996.1 billion for the first nine months of 2008, increasing 30.3% as compared to the same period of 2007. Annualized return on average shareholders’ equity for 3Q08 is 26.7%. Annualized return on average equity for the first nine months of 2008 is 25.1% which represents an increase from the 24.4% for the same period of 2007.

3Q08
3.1.	Net Interest Income
During 3Q08, interest on loans reached Ps. 1,265 billion, increasing 7.8% as compared to 2Q08 and 30.3% as compared to the Ps. 971 billion recorded in the figures for 3Q07. The increase was mainly driven by higher interest rates, as a result of the continuous re-pricing of loans, as well as larger loan portfolio.
Interest on investment securities increased 12.3% in 3Q08 to Ps. 124.8 billion, as a result of a higher average debt securities portfolio. Despite a volatile quarter for bond prices, the current structure of the debt securities portfolio has translated into more stable revenue generated by this line of income.
Overall, total interest income increased 8.0% as compared to 2Q08, while total interest expense grew 8.9%. Consequently, net interest income increased 7.4% as compared to 2Q08 and net interest margin increased from 7.5% in 2Q08 to 7.7% in 3Q08 due to higher margin in the loan portfolio (loans interest margin increased to 8.5% from 8.3% in 2Q08).
3.2.	Provisions
Provisions for loans and accrued interest losses totaled Ps 294.2 billon in 3Q08 which represents an increase of 44.9% as compared to 3Q07 and 15.3% as compared to 2Q08. This increase was mainly driven by the higher levels of past due loans.
Recovery of charged-off loans totaled Ps 27.6 billion in 3Q08 while recovery of provisions for foreclosed assets and other assets totaled Ps 31.1 billion in the same period, increasing 48.6% and 259.7% respectively, as compared to 2Q08. As a result of the higher recoveries, total net provisions for 3Q08 amounted to Ps. 243.6 billion, which represents a 0.8% increase as compared to 2Q08 and 26.4% as compared to the figures for 3Q07.
Reference model for consumer loans
Beginning on July 1, 2008, BANCOLOMBIA has applied a new methodology for the calculation of provisions related to consumer loans in Colombia, as a consequence of changes in Colombian regulations. This new methodology is similar to the methodology that the Bank has applied for commercial loans since 3Q07; it calculates provisions taking into account probabilities of default, estimated losses and exposures given default. BANCOLOMBIA had previously increased the provisions related to consumer loans since 3Q07; therefore, the change of methodology did not affect significantly the amount of provisions in 3Q08.
3.3.	Fees and Income from Services
Net fees and income from services totaled Ps. 346.7 billion during 3Q08, increasing 23.4% as compared to the figures for 3Q07 and increasing 16.0% as compared to 2Q08. For the first nine months of 2008, net fees and income from services totaled Ps. 952.6 billion increasing 17.1% as compared to the same period of 2007.
The sale of the Bank’s interest in Multienlace affected the 2Q08 fees and other services expenses as the contact center services provided by that company for quarter ended on March 31, 2008 were no longer eliminated in the consolidation process (i.e. no longer considered an inter-company transaction). Consequently, expenses related to contact services are part of the fees and other services expenses for 3Q08.

3Q08
The following table summarizes figures related to BANCOLOMBIA’s participation in the credit card business in Colombia.

ACCUMULATED CREDIT CARD BILLING			%	2008
(Ps. million)	Sep-07	Sep-08	Growth	Market Share
Bancolombia VISA	1,042,111	1,264,825	21.37%	8.19%
Bancolombia Mastercard	1,426,638	1,642,889	15.16%	10.64%
Bancolombia American Express	686,136	1,085,270	58.17%	7.03%
Total Bancolombia	3,154,884	3,992,984	26.57%	25.85%
Colombian Credit Card Market	14,007,469	15,447,396	10.28%
Source: Credibanco and Redeban multicolor

CREDIT CARD MARKET SHARE			%	2008
(Outstanding credit cards)	Sep-07	Sep-08	Growth	Market Share
Bancolombia VISA	287,666	311,769	8.38%	5.94%
Bancolombia Mastercard	335,430	364,703	8.73%	6.94%
Bancolombia American Express	184,701	288,170	56.02%	5.49%
Total Bancolombia	807,797	964,642	19.42%	18.37%
Colombian Credit Card Market	5,088,774	5,251,945	3.21%
Source: Credibanco and Redeban multicolor
3.4.	Other Operating Income
As in previous quarters, total other operating income continues to outperform historic results. Other operating income totaled Ps. 130.6 billion for 3Q08, increasing 22.3% when compared to the figures for 2Q07 and decreasing 33.3% compared to 2Q08. This performance was driven by the following factors:
•
The sale of Multienlace S.A. in 2Q08 impacted positively other operating income for 2Q08 results. Specifically, the Bank received dividend income from Multienlace that totaled Ps. 15 billion and reported a gain on investment securities of Ps. 37 billion.

•
The forward contract and derivatives line was affected by a negative mark-to-market valuation on the cross-currency swap portfolio as a result of the recent performance of some benchmark interest rates.

•
Net foreign exchange gains reached Ps. 83.7 billion for 3Q08, driven by the COP depreciation presented over the quarter. This line aggregates the net gains of the COP conversion of U.S. dollar denominated assets and liabilities, trading and foreign currency exchange gains.

Currency exposure
BANCOLOMBIA’s income statement was not significantly affected by the COP depreciation presented during 3Q08, because BANCOLOMBIA hedged a significant amount of its currency exposure.
BANCOLOMBIA’s exposure to currency risk primarily arises from changes in the U.S. dollar/COP exchange rate. The exposure to currency risk is managed by BANCOLOMBIA’s treasury division. BANCOLOMBIA uses a value at risk (“VaR”) calculation to limit the exposure to currency risk of its balance sheet. These limits are supervised on a daily basis by BANCOLOMBIA’s Market Risk Management Office.

3Q08
3.5.	Operating expenses
For the first nine months of 2008, total operating expenses totaled Ps 1,832 billion increasing 13.1% as compared to the same period of 2007. During 3Q08, operating expenses totaled Ps. 637.9 billion, increasing 4.7% as compared to 2Q08 and 20.1% as compared to the figures for 3Q07.
The increases in operating expenses were mainly driven by:
•
Increases in personnel expenses (the sum of salaries and employee benefits, bonus plan payment and compensation) for nine months period ended September 30, 2008, which totaled Ps 786.2 billion, representing a 14.3% increase as compared to the same period last year and were mainly caused by bonus plan payments. However, on a quarter over quarter perspective, personnel expenses for 3Q08 decreased 0.7% as compared to 2Q08 and increased 14.9% as compared to figures for 3Q07.

•
Increases in administrative and other expenses which totaled Ps. 900.2 billion for the nine months period ended September 30, 2008, increasing 12.6% as compared to the same period last year. Administrative and other expenses increased 7.8% as compared to 2Q08 and 22.3% as compared to the figures for 3Q07.

Efficiency, measured by the ratio of operating expenses to net operating income, for the 3Q08 period was 46.4%, which compares favorably to 50.3%, recorded in 3Q07. The Bank’s efficiency, measured as operating expenses over average total assets, was 4.70% for 3Q08, the same as in 3Q07, but a slight decrease compared to the 4.72% for 2Q08.
3.6.	Income tax expense
Income tax expense for 3Q08 amounted to Ps 124.4 billion decreasing 14.4% as compared to 2Q08 and increasing 153.9% as compared to the figures for 3Q07. Income tax expense for the first nine months of 2008 totaled Ps. 426.7 billion which represents an effective tax rate of 30.0% for the period.

PRINCIPAL RATIOS	Quarter			As of
PROFITABILITY	3Q07	2Q08	3Q08	Sep-07	Sep-08
Net interest margin (1)	6.99%	7.51%	7.69%	6.76%	7.40%
Return on average total assets (2)	2.70%	2.86%	2.66%	2.24%	2.49%
Return on average shareholders’ equity (3)	28.81%	29.48%	26.66%	24.35%	25.14%

EFFICIENCY
Operating expenses to net operating income (4)	50.29%	45.84%	46.42%	55.35%	46.88%
Operating expenses to average total assets (5)	4.70%	4.72%	4.70%	4.89%	4.68%

CAPITAL ADEQUACY
Shareholders’ equity to total assets	9.79%	9.74%	9.95%
Technical capital to risk weighted assets	13.28%	11.82%	11.37%

(1)	Calculated taking into account an average between the figures as of March 2008 and as of June 2008. It’s defined as net interest income divided by monthly average interest-earning assets.

(2)	Net interest income divided by monthly average interest-earning assets.

(3)	Net income by monthly average assets.

(4)	Net income by monthly average shareholders’ equity.

(5)	Operating expenses divided by monthly average assets.

3Q08

BALANCE SHEET				Last
(Ps. million)	Sep-07	Jun-08	Sep-08	Quarter	Annual
ASSETS
Cash and due from banks	2,846,131	4,203,606	3,943,274	-6.19%	38.55%
Overnight funds sold	1,691,508	820,588	570,307	-30.50%	-66.28%
Total cash and equivalents	4,537,639	5,024,194	4,513,581	-10.16%	-0.53%
Debt securities	5,173,644	6,013,604	6,705,148	11.50%	29.60%
Trading	1,745,887	1,954,381	2,125,396	8.75%	21.74%
Available for Sale	1,549,168	1,883,080	2,135,482	13.40%	37.85%
Held to Maturity	1,878,589	2,176,143	2,444,270	12.32%	30.11%
Equity securities	235,401	227,372	307,403	35.20%	30.59%
Trading	77,272	51,726	132,996	157.12%	72.11%
Available for Sale	158,129	175,646	174,407	-0.71%	10.29%
Market value allowance	-77,409	-72,906	-65,392	-10.31%	-15.52%
Net investment securities	5,331,636	6,168,070	6,947,159	12.63%	30.30%
Commercial loans	21,789,482	24,022,762	26,109,332	8.69%	19.83%
Consumer loans	6,189,229	6,925,338	7,375,132	6.49%	19.16%
Small business loans	116,344	132,622	141,430	6.64%	21.56%
Mortgage loans	3,017,151	3,149,911	3,373,317	7.09%	11.80%
Finance lease	4,332,769	5,096,379	5,289,495	3.79%	22.08%
Allowance for loan losses	-1,256,642	-1,616,521	-1,814,364	12.24%	44.38%
Net total loans and financial leases	34,188,333	37,710,491	40,474,342	7.33%	18.39%
Accrued interest receivable on loans	400,825	482,991	525,401	8.78%	31.08%
Allowance for accrued interest losses	-29,688	-35,970	-42,242	17.44%	42.29%
Net total interest accrued	371,137	447,021	483,159	8.08%	30.18%
Customers’ acceptances and derivatives	178,461	100,081	235,133	134.94%	31.76%
Net accounts receivable	676,696	855,548	840,638	-1.74%	24.23%
Net premises and equipment	806,688	885,666	937,993	5.91%	16.28%
Foreclosed assets, net	27,893	23,672	24,179	2.14%	-13.32%
Prepaid expenses and deferred charges	133,953	135,071	141,609	4.84%	5.72%
Goodwill	917,025	909,121	1,019,732	12.17%	11.20%
Operating leases, net	414,959	630,942	651,759	3.30%	57.07%
Other	739,947	904,895	1,141,433	26.14%	54.26%
Reappraisal of assets	359,593	515,796	550,321	6.69%	53.04%

Total assets	48,683,960	54,310,568	57,961,038	6.72%	19.06%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,647,520	4,764,975	4,582,805	-3.82%	-1.39%
Checking accounts	4,168,714	4,367,036	4,209,874	-3.60%	0.99%
Other	478,806	397,939	372,931	-6.28%	-22.11%
Interest bearing	25,994,283	29,773,379	32,513,246	9.20%	25.08%
Checking accounts	1,303,472	1,525,476	1,821,487	19.40%	39.74%
Time deposits	12,952,902	16,097,667	17,431,652	8.29%	34.58%
Savings deposits	11,737,909	12,150,236	13,260,107	9.13%	12.97%
Total deposits	30,641,803	34,538,354	37,096,051	7.41%	21.06%
Overnight funds	2,127,637	2,772,806	2,252,672	-18.76%	5.88%
Bank acceptances outstanding	52,378	36,536	49,507	35.50%	-5.48%
Interbank borrowings	1,170,339	1,493,083	1,704,714	14.17%	45.66%
Borrowings from domestic development banks	3,270,537	3,718,117	3,682,014	-0.97%	12.58%
Accounts payable	2,191,160	2,059,164	1,660,001	-19.38%	-24.24%
Accrued interest payable	269,085	334,435	401,357	20.01%	49.16%
Other liabilities	479,070	521,447	539,330	3.43%	12.58%
Bonds	2,937,268	2,767,762	3,801,313	37.34%	29.42%
Accrued expenses	606,235	688,604	919,320	33.50%	51.64%
Minority interest in consolidated subsidiaries	171,029	88,510	89,753	1.40%	-47.52%

Total liabilities	43,916,541	49,018,818	52,196,032	6.48%	18.85%

SHAREHOLDERS’ EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	0.00%	0.00%
Retained earnings	3,789,802	4,223,649	4,658,803	10.30%	22.93%
Appropiated	3,025,375	3,594,426	3,662,613	1.90%	21.06%
Unappropiated	764,427	629,223	996,190	58.32%	30.32%
Reappraisal and others	617,514	737,842	770,102	4.37%	24.71%
Gross unrealized gain or loss on debt securities	-33,811	-63,655	-57,813	-9.18%	70.99%

Total shareholder’s equity	4,767,419	5,291,750	5,765,006	8.94%	20.93%

3Q08

INCOME STATEMENT	As of		Growth				Growth
(Ps. million)	Sep-07	Sep-08	Sep-08 / Sep-07	3Q07	2Q08	3Q08	3Q08 / 2Q08	3Q08 / 3Q07
Interest income and expenses
Interest on loans	2,636,236	3,572,916	35.53%	971,352	1,174,262	1,265,216	7.75%	30.25%
Interest on investment securities	310,728	315,660	1.59%	92,996	111,136	124,821	12.31%	34.22%
Overnight funds	86,008	74,982	-12.82%	29,540	20,528	25,651	24.96%	-13.17%
Leasing	401,735	565,330	40.72%	148,796	188,739	198,930	5.40%	33.69%
Total interest income	3,434,707	4,528,888	31.86%	1,242,684	1,494,665	1,614,618	8.03%	29.93%
Interest expense
Checking accounts	28,481	27,168	-4.61%	9,126	8,745	9,604	9.82%	5.24%
Time deposits	566,399	906,775	60.09%	219,594	301,342	328,607	9.05%	49.64%
Savings deposits	331,535	413,329	24.67%	119,021	132,763	141,685	6.72%	19.04%
Total interest on deposits	926,415	1,347,272	45.43%	347,741	442,850	479,896	8.37%	38.00%
Interbank borrowings	91,068	49,462	-45.69%	20,966	13,268	19,527	47.17%	-6.86%
Borrowings from domestic development banks	192,806	252,238	30.82%	73,029	84,469	83,104	-1.62%	13.80%
Overnight funds	92,570	114,431	23.62%	39,166	35,270	36,964	4.80%	-5.62%
Bonds	110,882	190,143	71.48%	45,705	60,982	74,056	21.44%	62.03%
Total interest expense	1,413,741	1,953,546	38.18%	526,607	636,839	693,547	8.90%	31.70%
Net interest income	2,020,966	2,575,342	27.43%	716,077	857,826	921,071	7.37%	28.63%
Provision for loan and accrued interest losses, net	(450,008)	(743,333)	65.18%	(203,047)	(255,225)	(294,226)	15.28%	44.91%
Recovery of charged-off loans	65,472	68,108	4.03%	24,222	18,607	27,660	48.65%	14.19%
Provision for foreclosed assets and other assets	(53,721)	(32,388)	-39.71%	(22,963)	(13,700)	(8,072)	-41.08%	-64.85%
Recovery of provisions for foreclosed assets and other assets	51,941	49,110	-5.45%	9,079	8,633	31,054	259.71%	242.04%
Total net provisions	(386,316)	(658,503)	70.46%	(192,709)	(241,685)	(243,584)	0.79%	26.40%
Net interest income after provision for loans and accrued interest losses	1,634,650	1,916,839	17.26%	523,368	616,141	677,487	9.96%	29.45%
Commissions from banking services and other services	176,439	178,185	0.99%	86,090	56,937	67,872	19.21%	-21.16%
Electronic services and ATM fees	58,081	63,250	8.90%	20,955	21,171	20,687	-2.29%	-1.28%
Branch network services	76,595	75,713	-1.15%	25,869	25,166	26,680	6.02%	3.14%
Collections and payments fees	93,496	115,380	23.41%	32,937	38,753	39,731	2.52%	20.63%
Credit card merchant fees	28,106	20,305	-27.76%	8,800	5,906	6,321	7.03%	-28.17%
Credit and debit card annual fees	201,963	327,822	62.32%	52,523	108,029	119,293	10.43%	127.13%
Checking fees	49,646	50,859	2.44%	16,546	16,726	17,783	6.32%	7.48%
Fiduciary activities	49,956	68,603	37.33%	17,161	22,176	26,623	20.05%	55.14%
Pension plan administration	62,179	60,758	-2.29%	20,912	19,143	20,761	8.45%	-0.72%
Brokerage fees	42,488	42,593	0.25%	12,539	16,329	12,137	-25.67%	-3.21%
Check remittance	16,798	18,945	12.78%	5,672	6,333	5,934	-6.30%	4.62%
International operations	31,189	32,450	4.04%	10,357	9,872	12,485	26.47%	20.55%
Fees and other service income	886,936	1,054,863	18.93%	310,361	346,541	376,307	8.59%	21.25%
Fees and other service expenses	(73,255)	(102,221)	39.54%	(29,395)	(47,557)	(29,590)	-37.78%	0.66%
Total fees and income from services, net	813,681	952,642	17.08%	280,966	298,984	346,717	15.97%	23.40%
Other operating income
Net foreign exchange gains	14,271	33,400	134.04%	100,996	59,760	83,726	40.10%	-17.10%
Forward contracts in foreign currency	69,706	164,139	135.47%	(40,634)	16,846	(18,709)	-211.06%	-53.96%
Gains on sales of investments on equity securities	(15,224)	36,495	339.72%	(101)	37,180	(589)	-101.58%	483.17%
Securitization income	32,427	31,557	-2.68%	11,981	12,776	9,713	-23.97%	-18.93%
Dividend income	18,606	39,497	112.28%	2,460	15,929	3,080	-80.66%	25.20%
Revenues from commercial subsidiaries	66,369	76,437	15.17%	22,854	25,635	24,715	-3.59%	8.14%
Insurance income	1,493	7,499	402.28%	(676)	985	1,702	72.79%	351.78%
Rent, communication, postage, and others	19,200	72,102	275.53%	9,926	26,650	26,984	1.25%	171.85%
Total other operating income	206,848	461,126	122.93%	106,806	195,761	130,622	-33.27%	22.30%
Total income	2,655,179	3,330,607	25.44%	911,140	1,110,886	1,154,826	3.96%	26.75%
Operating expenses
Salaries and employee benefits	618,026	659,519	6.71%	205,180	217,796	222,506	2.16%	8.44%
Bonus plan payments	52,309	107,713	105.92%	17,545	47,519	41,742	-12.16%	137.91%
Compensation	17,239	18,981	10.10%	6,826	6,301	5,447	-13.55%	-20.20%
Administrative and other expenses	799,328	900,176	12.62%	259,013	293,916	316,785	7.78%	22.30%
Deposit security, net	36,831	39,594	7.50%	12,515	12,354	12,916	4.55%	3.20%
Donation expenses	2,395	4,813	100.96%	601	546	3,294	503.30%	448.09%
Depreciation	92,891	100,768	8.48%	29,695	31,134	35,230	13.16%	18.64%
Total operating expenses	1,619,019	1,831,564	13.13%	531,375	609,566	637,920	4.65%	20.05%
Net operating income	1,036,160	1,499,043	44.67%	379,765	501,320	516,906	3.11%	36.11%
Goodwill amortization (1)	50,716	38,345	-24.39%	19,399	10,497	11,287	7.53%	-41.82%
Non-operating income (expense)
Other income	76,354	94,052	23.18%	28,297	58,628	13,086	-77.68%	-53.75%
Minority interest	(26,072)	(13,150)	-49.56%	(2,174)	(6,435)	(2,954)	-54.09%	35.88%
Other expense	(46,638)	(118,677)	154.46%	(20,749)	(22,310)	(24,361)	9.19%	17.41%
Total non-operating income	3,644	(37,775)	-1136.64%	5,374	29,883	(14,229)	-147.62%	-364.77%
Income before income taxes	989,088	1,422,923	43.86%	365,740	520,706	491,390	-5.63%	34.36%
Income tax expense	(224,661)	(426,733)	89.95%	(49,007)	(145,359)	(124,423)	-14.40%	153.89%

Net income	764,427	996,190	30.32%	316,733	375,347	366,967	-2.23%	15.86%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 6, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance